

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

Via U.S. Mail and Fax (918) 295-7361
Mr. Brian L. Cantrell
Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

      Re: Alliance Resource Partners, L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 0-26823

             Form 10-Q for the Period Ended September 30, 2007
             Filed November 9, 2007

Dear Mr. Cantrell:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

<u>Business, page 1</u>

1.   Please provide an organization chart that includes, at a minimum, the percentage holding and control of you or by you by your managing general partner, intermediate partnership, operating subsidiary and parent. Indicate which entities are public companies.

2.   In several places, you refer to Joseph W. Craft, III as "our President and Chief Executive Officer." Please clarify, if true, that, as disclosed under Item 10, you are managed by your managing general partner, and that all officers and directors referenced in this filing are in fact officers and directors of your managing general partner.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Executive Overview, page 38</u>

3.   Please supplement your overview to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss the impact of the scheduled expiration of the non-conventional synfuel tax credit on December 31, 2007, given that a material amount of your net income and cash flow is dependent on your continued ability to realize direct or indirect benefits from these federal income tax credits. As another example, discuss the impact, if material, of the transactions surrounding AHGP's initial public offering in May 2006, which together with all other common units sold within the prior twelve-month period, represented a sale or exchange of 50% or more of the total interest in your capital and profits interests, resulting in your partnership termination for federal income tax purposes.

<u>Analysis of Historical Results of Operations</u>

<u>Operating Expenses, page 39</u>

4.   We note your disclosure regarding increased expenses of $13.4 million under the settlement agreement with ICG and your accounting for the settlement under EITF Issue No. 04-13. Please clarify what you mean by "the excess of our purchase price from ICG over Pontiki's sale price to ICG is reported as an operating expense in <u>Other and Corporate Segment Adjusted EBITDA</u>. Please

define the term "Other and Corporate Segment Adjusted EBITDA" and why it is appropriate to record this amount under "Other and Corporate" instead of a specific geographical segment.

Segment Information, page 41

5.   We note your use of "Segment Adjusted EBITDA Expense" which appears to be a non-GAAP measure. Please ensure your disclosure complies with Item 10(e) of Regulation S-K.

Related Party Transactions

Administrative Services, page 54

6.   Please clarify how the sponsorship of the LTIP, STIP and Supplemental Executive Retirement (SERP) being transferred to Alliance Coal in 2006 resulted in a decrease in general and administrative expense from 2005 to 2006. In your response, please address whether the decrease from 2004 to 2005 is attributable solely to the reduction in number of restricted units granted and vested during those periods.

Note 3. Acquisitions, page 69

7.   We note your acquisition of River View Coal, LLC in April 2006 for $1.65 million, and the purchase of certain assets, reserves, and properties by River View Coal from an unrelated party in April 2006. Tell us and disclose more specifically how you accounted for these transactions, and why they would be considered entities under common control.

Concentration of Credit Risk and Major Customers, page 87

8.   Provide of the basis for your designating the two customers in this section "Customer A" and "Customer B" in lieu of disclosing their names.

Executive Compensation, page 99

9.   You refer to "our" compensation policy and philosophy. Please provide us with further detail as to whether you or your managing general partner sets the compensation of the executive officers and directors discussed herein. In addition, please tell us the percentage of time that each of the executive officers and directors devote to the business of ARLP. We may have further comment.

10.   You state that you compare your total compensation programs to that of
        companies of similar size, including companies that produce and market coal and
        that compare favorably to you with regard to revenues, number of mines, type of
        mines and other financial and operating indicators by which you have historically
        measured your performance. Please identify the companies against which you
        benchmark compensation.

11.   Please disclose the actual annual EBITDA target that was set and met for 2006. If
        you believe that you are not required to disclose the goals, please provide us with
        analysis supporting your position. To the extent that you have an appropriate
        basis for omitting the information, discuss how difficult it would be for you to
        achieve the undisclosed goal.

12.   Discuss material differences in compensation policies with respect to individual
        named executive officers. If policies or decisions relating to a named executive
        officer are materially different than the other officers, this should be discussed on
        an individualized basis.

13.   Please describe and explain how the appropriate payment and benefit levels are
        determined under the various circumstances that trigger payments or provision of
        benefits under the change of control plans.

Signatures, page 129

14.   Please provide the signature of your controller or principal accounting officer.
        See General Instruction D.2. of Form 10-K.

Engineering comments:

General

15.   Please insert a small-scale map showing the location and access to each property,
        as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the
        EDGAR program now accepts Adobe PDF files and digital maps, so please
        include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is
        required, please call Filer Support at 202-551-8900. We believe the guidance in
        Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and
        drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

River View, Penn Ridge, Tunnel Ridge, pages 5 & 7

16.   Please clarify that the tonnage controlled or stated for the River View, Penn Ridge, and Tunnel Ridge mine operations are proven and probable reserves.

Coal reserves, page 31

17.   Please clarify your reserves are calculated as defined by USGS Circular 831 and USGS Bulletin 1450-B and that your probable reserves are projected to extend as a l/2-mile wide belt that lies more than the a l/4 mile from the outcrop, points of observation or measurement locations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Questions regarding the engineering comments can be directed to Ken Schuler at (202) 551 -3718. You may contact Mike Karney at (501) 413-9336 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director